

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Gerry Euston
Chief Executive Officer
Nicaragua Rising Inc.
13976 Lynmar Blvd.
Tampa, FL 33626

      Re: **Nicaragua Rising Inc.**
              Schedule 14C
              Filed March 12, 2010
              File No. 000-53597

Dear Mr. Euston:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Karen J. Garnett
              Assistant Director